OMB 03

17009825

SEC Mail Processing Section
MAR 01 2017
Washington DC
406

SECUR
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: May 31, 2017
Estimated average burden hours per response.......12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66218

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/16** (mm/dd/yy) AND ENDING **12/31/16** (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **FTP Securities LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 Mission Street, 23rd Floor
(No. and Street)

San Francisco	**California**	**94105**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey R. Wong **415-992-8829**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst Wintter & Associates LLP
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite A200	**Walnut Creek**	**California**	**94596**
(Address)	(City)	(Sate)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

FTP Securities LLC

Annual Audit Report

December 31, 2016

PUBLIC DOCUMENT

OATH OR AFFIRMATION

I, **Jeffrey R. Wong**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **FTP Securities LLC**, as of **December 31, 2016**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

ELISSE LAUREN MONTGOMERY
Commission # 2037124
Notary Public - California
Los Angeles County
My Comm. Expires Aug 16, 2017

Signature

Chief Financial Officer
Title

Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FTP Securities LLC

December 31, 2016

Table of Contents

FTP Securities LLC
555 Mission Street, 23rd Floor
San Francisco CA 94105

Member NASD / SIPC

FINANCIAL TECHNOLOGY PARTNERS

February 28, 2017

SEC
Mail Processing
Section
MAR 0 1 2017
Washington DC
406

Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549
(202) 942-8088

Re: Annual Audit Report as of 12/31/2016 for FTP Securities LLC (CRD#129356, SEC File #8-66218)

To Whom It May Concern:

Enclosed please find a two copies each of the Annual Audit Report and Public Document for FTP Securities LLC (CRD#129356, SEC File #8-66218) for December 31, 2016. We would like to receive confidential treatment for the Annual Audit Report, so we have included two copies of the separate Public Document containing a statement of financial condition. If you have any questions, please contact me at (415) 992-8829.

Sincerely,

Jeffrey R. Wong
CFO and COO

Encl

SEC
Mail Processing
Section
MAR 0 1 2017
Washington DC
406

ERNST WINTTER & ASSOCIATES LLP *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Member of
FTP Securities LLC

We have audited the accompanying statement of financial condition of FTP Securities LLC (the "Company") as of December 31, 2016, and the related notes to the financial statement. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of FTP Securities LLC as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Ernst Wintter & Associates LLP

Walnut Creek, California
February 27, 2017

FTP Securities LLC

Statement of Financial Condition

December 31, 2016

Assets		
Cash and cash equivalents	$	1,779,224
Securities owned		3,539,845
Accounts receivable, net of $269,766 allowance for doubtful accounts		2,514,423
Secured convertible promissory note		465,558
Prepaid expenses and other assets		22,824
Total Assets	$	8,321,874

Liabilities and Member's Equity		
Liabilities		
Accounts payable	$	521
Accrued expenses		95,695
Due to member		49,983
Total Liabilities		146,199
Member's Equity		8,175,675
Total Liabilities and Member's Equity	$	8,321,874

See accompanying notes to the financial statement.

1. Organization

FTP Securities LLC (the "Company") was organized as a limited liability company in the state of Delaware on June 5, 2003. The Company is wholly owned by Financial Technology Partners LP ("Partners") and operates in San Francisco, California. The Company engages in corporate merger and acquisition financial advisory services and private placement of securities.

2. Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

Accounts Receivable

Accounts receivable are carried at the invoiced or contract amounts. The allowance for doubtful accounts is based on management's estimate of the amount of probable credit losses in existing accounts receivable.

Investment Banking Fees

Investment banking revenues are earned from providing private placement and advisory services. Revenue is recognized when earned either by fee contract or the success of a predetermined specified event and the income is reasonably determinable.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Fair Value of Financial Instruments

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Income Taxes

The Company, a limited liability company, is taxed as a division of its sole member under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its sole member. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. However, the Company is subject to the annual California LLC tax of $800 and a California LLC fee of $11,790 based on gross revenue. The Company is no longer subject to examinations by major tax jurisdictions for years before 2012.

FTP Securities LLC

Notes to the Financial Statement

December 31, 2016

3. Fair Value Measurements

The Fair Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1 Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2 Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active;

Level 3 Unobservable inputs.

Determination of Fair Value

Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy. Fair value measurements for assets and liabilities where there exists limited or no observable market data and, therefore, are based primarily upon management's own estimates, are often calculated based on current pricing policy, the economic and competitive environment the characteristics of the asset or liability and other such factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could significantly affect the results of current or future value.

In determining the appropriate levels, the Company performed a detailed analysis of its assets and liabilities. At year end and for the year ended December 31, 2016, there were no assets or liabilities for which the fair value measurement was based on significant unobservable inputs.

The following table provides fair value information related to the Company's financial assets at December 31, 2016:

	Assets at Fair Value as of December 31, 2016			
	Level 1	Level 2	Level 3	Total
Financial instruments owned, at fair value				
Securities				
Common stock	$ 3,539,845	$ -	$ -	$ 3,539,845
Total securities	$ 3,539,845	$ -	$ -	$ 3,539,845

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2016, the Company's net capital was $4,251,977 which exceeded the requirement by $4,242,230.

5. Related Party Transaction

The Company shares office space and general office overhead with Partners, the Company's sole member. Under an office sharing agreement with Partners, the Company owed Partners $49,983 at December 31, 2016. The Company's financial position could differ significantly from that which would have been obtained if the entities were autonomous.

6. Secured Convertible Promissory Note

The secured convertible promissory note was received in the ordinary course of the Company's business and is carried at negotiated principal balance expected to be collected. In the year ended December 31, 2016, a discount of $19,398 from the original principal balance was negotiated in consideration for acceleration of repayment. Interest on the note is recognized monthly over the term of the loan and is calculated using the simple-interest method on principal amount outstanding.

7. Risk Concentration

At December 31, 2016, the Company held deposits at a financial institution which were in excess of applicable federal insurance limits by $1,483,404.

At December 31, 2016, 80% of net client receivables was from three customers.

At December 31, 2016, 88% of securities owned was invested in one position.

8. Litigation

The Company is subject from time to time to various threatened or filed legal actions. Although the amount of ultimate exposure cannot be determined, the Company accrues for losses that management considers probable at the balance sheet date. At December 31, 2016, no amount was accrued.

9. Subsequent Events

The Company has evaluated subsequent events through February 27, 2017, the date the financial statements were issued. There were no material subsequent events requiring disclosure through the evaluation date.